Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

GLG Life Tech Corporation
519 World Trade Centre, 999 Canada Place
Vancouver, BC  V6C 3E1

Item 2.	Date of Material Change

December 14, 2010

Item 3.	News Release

These news releases were issued at Vancouver, British Columbia and was disseminated via Globe Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

On December 14, 2010, GLG Life Tech Corporation announced that it entered into a joint venture agreement with China Agriculture and Healthy Foods Company Limited (CAHFC) for the sale and distribution of zero calorie beverage and food products in China that are sweetened with GLG's stevia extract products. The new venture will be called Dr. Zhang's All Natural and Zero Calorie Beverage and Foods Company (ANOC). ANOC will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the ANOCTM products nationally in China. GLG will hold an 80% controlling stake in ANOC and CAHFC will hold 20%. Dr. Luke Zhang will be the CEO of ANOC and will be supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

GLG Life Tech Corporation Announces Joint Venture in China's Growing Food and Beverage Market

On December 14, 2010, GLG Life Tech Corporation announced that it entered into a joint venture agreement with China Agriculture and Healthy Foods Company Limited (CAHFC) for the sale and distribution of zero calorie beverage and food products in China that are sweetened with GLG's stevia extract products. The new venture will be called Dr. Zhang's All Natural and Zero Calorie Beverage and Foods Company (ANOC). ANOC will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the ANOCTM products nationally in China. GLG will hold an 80% controlling stake in ANOC and CAHFC will hold 20%. Dr. Luke Zhang will be the CEO of ANOC and will be supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China.

CAHFC has spent the last two years developing its ANOCTM products and production capabilities. They have developed 30 beverage products and 300 food products for the all natural zero calorie product category. All products will use GLG's stevia extract as the main sweetener. CAHFC is the owner of Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. ("FXY") with whom GLG has an exclusive stevia extract supply agreement. FXY will be the manufacturer of the initial products for ANOC. FXY's grand opening of its beverage operations takes place on December 18th at its Xiaogangcun facility in the Anhui Province.

The product concept and brand have been market tested during the last twelve months in a number of major cities in China to refine the brand and product concept. The joint venture partners see a viable market niche to enter with these products and develop the business. CAHFC also brings an experienced team of senior executives to the joint venture from beverage companies in China including Yili, Kang Shi Fu, and Hui Yuan Juice, covering all key management disciplines including, R&D and Formulation, Production, Quality Control, Marketing, Sales and Distribution and Logistics.  These individuals were recruited for their expertise in building sales and distribution networks in high growth environments.

China's food and beverage industry has experienced a greater than 20% annual growth rate during the period from 2002 to 2009 with the industry growing from approximately RMB 900 billion in 2002 to RMB 4.7 trillion (equivalent to US$ 693 billion) in 2009. For the first three quarters of 2010 Industry revenue has been RMB 4.5 Trillion which represents a 26% increase from 2009. (26% increase). As China's middle class continues to develop, this is expected to fuel consumption growth in the beverage and food industry in China. The Freedonia Group estimates that the beverage market in China will grow from 105,750 million liters in 2007 to 199,500 million liters in 2017.

The Company also sees issues relating to obesity and diabetes in China as important for the Joint Venture's products. China became the world's second largest country, in terms of the number of diabetic patients (India is largest), with 92 million cases reported in 2009 (up from 10 million in 1987). China's Ministry of Health has also reported that there are currently 350 million people considered over weight and 70 million people are considered obese. Adult Chinese male obesity patients are currently increasing about 1.2% every year, surpassing the obesity growth rates in the USA, the UK and Australia.

Forward-looking information: This report contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law. Financial outlook information contained in this news release about prospective results of operations and financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.	Executive Officer

Name of Executive Officer:	Brian Meadows
Chief Financial Officer

Telephone Number:	(604) 631-1368

Item 9.	Date of Report

December 22, 2010